August 28, 2025

Corey Dias
Chief Executive Officer
Anfield Energy Inc.
2005-4390 Grange Street, Burnaby
British Columbia, Canada, V5H 1P6

       Re: Anfield Energy Inc.
           Registration Statement on Form 20-F
           Filed August 19, 2025
           File No. 001-42808
Dear Corey Dias:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 20-F
Consolidated Financial Statements
Notes to Consolidated Financial Statements
19. Subsequent Events, page 34

1. We note from page 35 that effective August 1, 2025, the Company completed a share consolidation of its outstanding common shares on a 75-for-1 basis and did not retroactively adjust the share and per share figures in the consolidated financial statements. Please revise your consolidated financial statements for the periods presented and disclosures throughout the filing to the extent applicable to present the retroactively adjusted share and per share figures to reflect the share consolidation.
       Refer to SAB Topic 4.C. for guidance. If you believe the retroactive adjustment is not necessary, please explain to us with the support of authoritative accounting guidance.
 August 28, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Myra Moosariparambil at 202-551-3796 or Steve Lo at 202-551-
3394 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 with questions regarding engineering comments. Please contact Cheryl Brown at 202-551-3905 or Irene Barberena-
Meissner at 202-551-6548 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Richard Raymer, Esq.